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Filed by Medscape, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File Number: 000-26883
Subject Company: Medscape, Inc.

THE FOLLOWING COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS TO BE FILED BY MEDICALOGIC, INC. (Nasdaq: MDLI) WITH THE SECURITIES AND EXCHANGE COMMISSION
(SEC) IN CONNECTION WITH THE PROPOSED MERGER WITH MEDSCAPE, INC. BECAUSE IT CONTAINS IMPORTANT INFORMATION. A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS WAS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SEC BY MEDICALOGIC ON MARCH 14, 2000. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED BY MEDICALOGIC, INC. WITH THE SEC AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV.

                            *************************

The following is the text of a letter sent by Paul Sheils, the President and Chief Executive Officer of Medscape, Inc. to the editor of Barron's on March 22, 2000.

The Editor
Barron's
200 Liberty Street
New York, NY 10281

To the Editor:

Your March 20 story, "Burning Fast," makes the seriously flawed assumption that none of the more than 200 Internet companies you surveyed will change the ratio between quarterly revenues and spending at any time this year. Based on that false methodology, you predict the demise of some of the largest and best-known names on the Web.

In Medscape's case, had a Barron's reporter called us or just reviewed recent SEC filings, he or she would have learned the following:

         The S-4 filing made on March 14 by MedicaLogic regarding its proposed merger with Medscape and acquisition of Total eMed includes a pro forma balance sheet showing a



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         combined $195 million in cash and short-term investments, and debt of approximately $2.2 million, for the three companies as of December 31, 1999.

         Both Medscape's recently filed 10-K and MedicaLogic's S-4 contain the statement that Medscape "believes that its current cash, cash equivalents and investment securities combined with any cash generated from operations will be sufficient to meet anticipated cash needs for working capital and capital expenditures for at least the next 12 months."

         As part of our July 1999 agreement with CBS Corporation, we received approximately $150 million in non-cash advertising and promotional opportunities over seven years. While we have been taking non-cash charges related to these opportunities, they have no effect on our cash position.

Your piece does a great disservice to those Internet companies and their employees who are changing -- for the better -- the way we work and live in the 21st Century.

Paul  T. Sheils
President and CEO
Medscape, Inc.
134 West 29th Street
New York, NY 10001
212-760-3200